EXHIBIT 12.1
CAMDEN PROPERTY TRUST
STATEMENT REGARDING COMPUTATION OF RATIOS
FOR THE FIVE YEARS ENDED DECEMBER 31

(in thousands, except for ratio amounts)	2013 (1)	2012 (2)	2011 (3)	2010 (4)	2009 (5)
EARNINGS BEFORE FIXED CHARGES:
Income (loss) from continuing operations before income taxes	$157,442	$162,634	$19,729	$3,754	$(83,517)
Less: Equity in income (loss) of joint ventures	24,865	20,175	5,679	(839)	695
	132,577	142,459	14,050	4,593	(84,212)
Add: Distributed income of joint ventures	8,884	6,321	5,329	6,524	5,664
Less: Interest capitalized	15,439	12,457	8,764	5,687	10,298
Less: Preferred distribution of subsidiaries	—	776	7,000	7,000	7,000
Total earnings (loss) before fixed charges	126,022	135,547	3,615	(1,570)	(95,846)
FIXED CHARGES:
Interest expense	98,129	104,246	112,414	125,893	128,296
Interest capitalized	15,439	12,457	8,764	5,687	10,298
Accretion of discount	1,051	816	650	514	628
Loan amortization	3,548	3,608	5,877	4,102	3,925
Interest portion of rental expense	167	156	167	174	940
Preferred distribution of subsidiaries	—	776	7,000	7,000	7,000
Total fixed charges	118,334	122,059	134,872	143,370	151,087
Total earnings and fixed charges	$244,356	$257,606	$138,487	$141,800	$55,241
RATIO OF EARNINGS TO FIXED CHARGES	2.06	2.11	1.03	0.99	0.37

(1)	Earnings include a $1,000 impact related to non-recurring fee income and a $698 impact related to gain on sale of land. Excluding those impacts, the ratio would be 2.05.

(2)	Earnings include a $57,418 impact related to a gain on acquisition of controlling interest in joint ventures. Excluding this impact, the ratio would be 1.64.

(3)
Earnings include a $29,791 impact related to a loss on discontinuation of a hedging relationship, a $1,136 impact related to gain on sale of joint venture interests, a $3,316 impact related to a net gain on the sale of an available-for-sale investment, and a $4,748 impact related to gains on the sale of properties, including land. Excluding these impacts, the ratio would be 1.18.

(4)
We would have needed to generate an additional $1,570 to achieve a ratio of 1.00 in 2010. Earnings include a $1,000 impact related to an impairment provision on a technology investment and a $236 impact related to a gain on the sale of land. These transactions did not have an impact on the ratio of 0.99.

(5)
We would have needed to generate an additional $95,846 to achieve a ratio of 1.00 in 2009. Earnings include an $85,614 impact related to impairment associated with land development activities and a $2,550 impact related to loss on early retirement of debt. Excluding these impacts, the ratio would be 0.95.

(in thousands, except for ratio amounts)	2013	2012	2011	2010	2009
INTEREST COVERAGE RATIO
Total revenues	$810,048	$714,725	$620,796	$576,093	$572,490
Total expenses	(678,169)	(629,684)	(582,839)	(570,736)	(568,538)
Income from discontinued operations	8,515	17,406	17,831	19,355	23,394
Add: Depreciation and amortization	217,943	198,281	171,363	160,368	158,643
Add: Depreciation of discontinued operations	5,255	15,199	16,679	19,294	19,964
Add: Interest expense	98,129	104,246	112,414	125,893	128,296
Add: Interest expense of discontinued operations	—	36	—	—	—
Total	$461,721	$420,209	$356,244	$330,267	$334,249
Total interest expense	$98,129	$104,282	$112,414	$125,893	$128,296
INTEREST COVERAGE RATIO	4.7	4.0	3.2	2.6	2.6